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                            September 15, 2021

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 2,
2021
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments are to comments in our August 16, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. We note your response to Comment 3 and your new disclosure on the prospectus cover page where you indicate
that "in the context of describing our operations and consolidated financial information,"
the terms "we," "us," and "our" refer to your VIEs. As we noted in
                                                        Comment 3, you should
refrain from using terms such as "we" or "our" when describing activities or functions
of a VIE. Please revise your disclosure describing your operations and consolidated
financial information accordingly.
 Yong Hu
FirstName  LastNameYong    Hu Group Co Ltd
Jianzhi Education Technology
Comapany 15,
September  NameJianzhi
               2021     Education Technology Group Co Ltd
September
Page 2     15, 2021 Page 2
FirstName LastName
Prospectus Summary
Our VIEs and China Operations, page 4

2. In this section you state that "[t]he approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long we will be able to obtain such approval and, even if we obtain such approval, the approval could be rescinded." Please clarify and affirmatively state whether your offering currently requires approval. If it is unclear whether your offering requires approval at this time, please significantly enhance your disclosure to explain why. Discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approvals.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Jacqueline Kaufman at 202-551-3797
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steve Lin